HINES GLOBAL INCOME TRUST, INC.
845 Texas Avenue, Suite 3300
Houston, Texas 77002-1656

January 30, 2025

VIA EDGAR AND E-MAIL

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:     Pearlyne Paulemon, Staff Attorney
    Division of Corporation Finance
    Office of Real Estate and Construction

Re:    Hines Global Income Trust, Inc.
    Registration Statement on Form S-11
File No. 333-279847

Dear Ms. Paulemon,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hines Global Income Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement (the “Registration Statement”) in order that the Registration Statement shall become effective at 9:00 a.m. (ET) on Tuesday, February 4, 2025, or as soon thereafter as practicable.

The Company hereby authorizes Alice L. Connaughton of Morrison & Foerster LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed by calling Ms. Connaughton at 202-887-1567.

Very truly yours,

Hines Global Income Trust, Inc.

By: /s/ A. Gordon Findlay
Name: A. Gordon Findlay
Title: Chief Accounting Officer, Secretary, and Treasurer